

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2025

Scott Pomeroy
Chief Executive Officer
XTI Aerospace, Inc.
8123 InterPort Blvd., Suite C
Englewood, CO 80112

     Re: XTI Aerospace, Inc.
          Draft Registration Statement on Form S-1
          Submitted June 3, 2025
          CIK No. 0001529113

Dear Scott Pomeroy:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jeff Kauten at 202-551-3447 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Blake Baron